# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Akari Therapeutics, Plc, CIK 0001541157
CUSIP: 00972G207
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 22 Boston Wharf Road FL 7, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 11/14/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001401267

## Reporting persons
- Hoyoung Huh, M.D., Ph.D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,294,508,000; shared voting power 0; sole dispositive power 8,294,508,000; shared dispositive power 0; aggregate amount beneficially owned 8,294,508,000 (15.5% of the class)
  Comment: (1) Comprised of the Registrant's ordinary shares, nominal value $0.0001 per share ("Ordinary Shares"), represented by American Depositary Shares ("ADSs"). Each ADS represents 2,000
  Ordinary Shares.
  
  (2) Includes (i) 7,605,994,000 Ordinary Shares and (ii) options to purchase 469,600,000 Ordinary Shares exercisable within 60 days from the date of this report held by the Reporting Person and (iii) 218,914,000 Ordinary Shares held of record by Hannol Ventures LLC. The Reporting Person is the sole member of Hannol Ventures LLC and exercises voting and dispositive power over such 218,914,000 Ordinary Shares. In addition, the Reporting Person holds warrants to purchase 103,482,000 Ordinary Shares (the "Warrants"). All Warrants held by the Reporting Person are held personally in the Reporting Person's name and subject to a 9.99% beneficial ownership limitation. The Reporting Person disclaims beneficial ownership of the Warrants and securities issuable upon exercise of the Warrants to the extent that such exercise would exceed the 9.99% beneficial ownership limitation.
  
  (3) The percentage is based on 53,186,919,523 Ordinary Shares issued and outstanding as of February 14, 2025, as per information provided to the Reporting Person by the Issuer.

## Item 1. Issuer
Name of issuer: Akari Therapeutics, Plc
Address of issuer's principal executive offices: 22 Boston Wharf Road, 7th Floor, Boston, MA 02210

## Item 2. Person Filing
Name of person filing: Hoyoung Huh, M.D., Ph.D.
Address of principal business office or, if none, residence:
c/o Akari Therapeutics Plc
22 Boston Wharf Road, 7th Floor
Boston, MA 02210
Citizenship: U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,294,508,000
Percent of class: 15.5
Sole power to vote or to direct the vote: 8,294,508,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,294,508,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hoyoung Huh, M.D., Ph.D.: /s/ Hoyoung Huh, Authorized Person (02/14/2025)